The transactions pursuant to the business integration described in this press release involve securities of a foreign company. The transactions are subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of the United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

February 7, 2017

To All Concerned

Company name: JK Holdings Co., Ltd.
Representative: Keiichiro Aoki, President and Representative Director
(Code: 9896, First Section, Tokyo Stock Exchange)
Inquiries to: Kazuyuki Tatesaki, Director and General Manager,
Finance Department (Telephone: 03-5534-3803)

Company name: Hashimoto Sogyo Holdings Ltd.
Representative: Masaaki Hashimoto, President and Representative
Director

(Code: 7570, First Section, Tokyo Stock Exchange)
Inquiries to: Chihei Sasaki, Executive Officer and General Manager,
Finance Department (Telephone: 03-3665-9000)

Notice of a Basic Agreement Concluded by JK Holdings and Hashimoto Sogyo Holdings for Launching a Discussion into Business Integration Through the Establishment of a Joint Holding Company (Share Transfer)

JK Holdings Co., Ltd. (hereinafter referred to as “JK Holdings”) and Hashimoto Sogyo Holdings Ltd. (hereinafter referred to as “Hashimoto Sogyo Holdings”) have reached a basic agreement on launching a Discussion into joint holding company establishment and business integration (hereinafter referred to as “this business integration”) by means of a joint share transfer (hereinafter referred to as “this share transfer”). JK Holdings and Hashimoto Sogyo Holdings concluded a basic agreement for this business integration based on resolutions made at their respective Board of Directors meetings held today. Details are as follows.

1.       Background of this business integration and its objectives

JK Holdings has formed a group that consists of 51 subsidiaries and 13 affiliates, including Japan Kenzai Co., Ltd., a core company in the group, under the corporate philosophy of “creating a more comfortable and affluent home environment.” The companies in the JK Group are engaged in manufacturing plywood, processing wood and retailing building materials in general, in addition to wholesaling building materials, housing facilities and equipment in general, such as plywood for structural use, plywood for molding use, other types of plywood, flooring materials, ceiling materials, other types of secondary plywood products, plasterboard, insulating materials, other types of building materials, kitchen units, storage furniture and other types of housing equipment. Furthermore, Group companies sell a variety of products and services associated with operations in the housing industry, such as construction work, the distribution of goods and the intermediation of housing loans, as their businesses. Established in 1937, JK Holdings will celebrate its 80th anniversary this year. Throughout its history, JK Holdings has consistently worked to develop a system of coexistence and coprosperity with its customers while undertaking sales activities aimed at delivering better housing materials to locations requested by customers at reasonable prices.

In the meantime, Hashimoto Sogyo Holdings has formed a group that consists of four subsidiaries around Hashimoto Sogyo Ltd. under the basic philosophy of “achieving a comfortable life through the distribution of environmental facilities and services.” Assuming roles based on products and customers, companies in the Hashimoto Sogyo Group are engaged in wholesaling products such as hot-water supply equipment, kitchen facilities, air-conditioners and pumps as their businesses, in addition to wholesaling pipes, joints, other types of tubing materials and sanitary ware used in toilets, bathrooms and other locations. Since its foundation in 1890, Hashimoto Sogyo Holdings has continued to pursue its three adopted goals of becoming the best facility coordinator, the best distribution partner and the best company. Hashimoto Sogyo Holdings is continuing its efforts to contribute on a daily basis to its seven groups of stakeholders: shareholders, property owners, construction companies, customers, suppliers, members of the general public and employees.

Business performance in housing-related industries was strong in the most recent quarter, the number of housing starts that remained at a high level suggests this fact, supported by historic low interest rates and central government policies. However, the markets for housing-related industries are predicted to shrink because of a structural reason: the population decrease. In the meantime, qualitative demand for housing, such as demand related to the environment, energy conservation, health and comfort, is rising in Japan on a daily basis. JK Holdings and Hashimoto Sogyo Holdings examined the way they should be in the future, taking those changes in business conditions into consideration. As a result, we reached a basic agreement on launching a discussion into our business integration, based on the idea that the business integration of the two companies whose respective strengths are complementary and whose management policies and principles agree is the optimum solution. Through this business integration, JK Holdings and Hashimoto Sogyo Holdings aim to build advanced business models as leading companies in industries that are not confined to traditional boundaries, establish foundations for more productive and efficient management, offer attractive services to all their customers, and transform ourselves into companies that contribute to all of our stakeholders.

Regarding the wholesaling of wood-based building materials, tubing materials, materials related to wet areas, facilities and equipment, which are key operations for both JK Holdings and Hashimoto Sogyo Holdings, the two companies believe that respect for each other’s business individuality and independence, their maintenance and the continuation of their competitive relationships and friendly rivalry based on brands fostered up to this point will lead to the maximization of combined sales and profits. In the meantime, JK Holdings and Hashimoto Sogyo Holdings will work to increase their earning power and cost competitiveness, aggressively promoting their business collaborations, such as the standardization of personnel training programs and business efficiency enhancement measures, and joint purchases.

Moreover, the establishment of a joint holding company system will enable JK Holdings and Hashimoto Sogyo Holdings to distribute their respective management resources in a way that maximizes flexibility, efficiency and synergy effects based on their common business strategies. The two companies believe that the joint holding company system will enable them to make greater constructive investments for developing industries than in the past and adapt better to changes in business conditions.

2.       Basic policies for this business integration

The joint holding company will promote initiatives for streamlining its organizations. At the same time, the joint holding company will map out medium- and long-term strategies and distribute management resources for the purposes of controlling Group companies and maximizing their value. In the meantime, JK Holdings and Hashimoto Sogyo Holdings will contribute to the development of the entire Group by mutually introducing and applying superior aspects found in the management of each other through personnel, information and other exchanges under the joint holding company system while maintaining their respective independence in the area of business management.

3.       Summary of this share transfer

(1) Schedule for this share transfer

Board of Directors resolution for approving the basic agreement on this business integration (both companies)	February 7, 2017 (today)
Conclusion of the basic agreement on this business integration (both companies)	February 7, 2017 (today)
Record date for the Ordinary General Meeting of Shareholders (both companies)	March 31, 2017 (plan)
Board of Directors Meeting for approving the business integration agreement and the share transfer plan (both companies)	Early May, 2017 (plan)
Conclusion of the business integration agreement and preparation of the share transfer plan (both companies)	Early May, 2017 (plan)
Ordinary General Meeting of Shareholders for approving this business integration (both companies)	Late June, 2017 (plan)
Tokyo Stock Exchange delisting date (both companies)	September 27, 2017 (plan)
Scheduled business integration date (registration date for the establishment of the joint holding company)	October 2, 2017 (plan)
Listing date for the joint holding company	October 2, 2017 (plan)

The dates stated above are those planned at the time when this release was prepared. JK Holdings and Hashimoto Sogyo Holdings may change these dates based on their mutual consultations and agreements where ongoing procedures for this business integration and other conditions require such changes. The two companies will immediately announce any condition that delays the promotion of this business integration or makes its promotion difficult in cases where such condition emerges from notification to the Fair Trade Commission and other relevant authorities, and other causes in the course of procedures and negotiations in the future in connection with this business integration.

(2)       Method used for this share transfer

The method used for this share transfer will be a joint share transfer through which JK Holdings and Hashimoto Sogyo Holdings will become wholly owned subsidiary companies resulting from the share transfer and the newly established joint holding company will become a wholly owning parent company incorporated in the share transfer.

(3)       Details of allotments in connection with this share transfer

The percentages of shares to be transferred through this business integration will be determined before the conclusion of the business integration agreement through consultations in good faith as a result of due diligence performed in connection with the other party, its subsidiaries and affiliates, taking into consideration the results of share price estimation scheduled to be performed in the future by a third-party organization and the market prices of the shares of JK Holdings and Hashimoto Sogyo Holdings.

(4)       Business Integration Preparation Committee

JK Holdings and Hashimoto Sogyo Holdings will establish the Business Integration Preparation Committee for the purpose of discussing this business integration by and between themselves in an intensive manner.

(5)       Matters relating to the listing application for the joint holding company

JK Holdings and Hashimoto Sogyo Holdings plan to file a listing application with the First Section of the Tokyo Stock Exchange regarding shares in the new joint holding company to be established. The shares of the joint holding company are scheduled to be listed on October 2, 2017, which is the registration date for the company’s establishment.

JK Holdings and Hashimoto Sogyo Holdings will become wholly owned subsidiaries of the joint holding company as a result of this share transfer. Their shares are scheduled to be delisted with the listing of the shares of the joint holding company on September 27, 2017.

4.       Outline of the companies concerned in this share transfer

(1) Name	JK Holdings Co., Ltd.	Hashimoto Sogyo Holdings Ltd.
(2) Head office location	7-22 Shinkiba 1-chome, Koto-ku, Tokyo	9-9 Nihonbashi Kodenmacho, Chuo-ku, Tokyo
(3) Name and title of representative	Takashi Yoshida, Chairman and Representative Director Keiichiro Aoki, President and Representative Director	Masaaki Hashimoto, President and Representative Director Teiichi Sakata, Vice President and Representative Director
(4) Business description	A holding company (main businesses undertaken by subsidiaries: wholesaling of building materials in general)	A holding company (main businesses undertaken by subsidiaries: wholesaling of plumbing equipment and supplies, and housing facilities and equipment)
(5) Capital stock	3,195 million yen	542 million yen
(6) Date of establishment	February 15, 1949	March 15, 1938
(7) Number of outstanding shares	31,840,016 shares	9,678,660 shares
(8) Fiscal year end	March 31	March 31
(9) Number of employees (as of March 31, 2016)	2,479 (on a consolidated basis)	761 (on a consolidated basis)
(10) Main customers	SMB Kenzai Co., Ltd. Itochu Kenzai Corporation	TOTO Ltd. Sekisui Chemical Co., Ltd.
(11) Main financing banks	Mizuho Bank, Ltd. The Shoko Chukin Bank, Ltd. Sumitomo Mitsui Banking Corporation	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. | Mizuho Bank, Ltd.

(12) Major shareholders and their shareholding ratios	Yoshino Gypsum	11.22%	Hat Kikaku LLC	26.97%
	Co., Ltd.		Hashimoto Sogyo	6.43%
(as of September 30, 2016)	Mitsui & Co., Ltd.	9.98%	Employee
	Shigeru Yoshida	7.39%	Shareholding
	JK Holdings	4.43%	Association
	Employee		Masaaki Hashimoto	5.43%
	Shareholding		Hashimoto Sogyo	4.51%
	Association		Trading Partner
	Itochu Kenzai	3.46%	Shareholding
	Corporation		Association
	Isao Yoshida	3.07%	Sumitomo Mitsui	2.56%
	Sumisho &	2.88%	Banking Corporation
	Mitsuibussan Kenzai		Nippon Life	2.25%
	Co., Ltd.		Insurance Company
	Public Interest	2.82%	Hashimoto Sogyo	1.80%
	Incorporated		Customer
	Foundation		Shareholding
	PHOENIX		Association
	Takashi Yoshida	2.23%	Teiichi Sakata	1.16%
	Marubeni Building	1.88%	TOTO Ltd.	1.14%
	Materials Co., Ltd.		Dai-ichi Life	1.02%
			Holdings, Inc.
			Sumitomo Life	1.02%
			Insurance Company
(13) Relationships between the companies concerned	There is no capital, personal or business relationship worthy of special mention between the companies concerned.		There is no capital, personal or business relationship worthy of special mention between the companies concerned.
(14) Operating results and financial conditions in the last three years (unit: millions of yen except figures specifically mentioned otherwise)

Fiscal term	JK Holdings			Hashimoto Sogyo Holdings
	Fiscal Year ended March 31, 2014	Fiscal Year ended March 31, 2015	Fiscal Year ended March 31, 2016	Fiscal Year ended March 31, 2014	Fiscal Year ended March 31, 2015	Fiscal Year ended March 31, 2016
Consolidated net assets	28,502	31,831	33,435	13,805	15,287	16,047
Consolidated total assets	191,417	182,803	182,931	57,514	53,935	54,740
Consolidated net assets per share (yen)	886.09	988.42	1,037.10	1,490.18	1,647.03	1,727.97
Consolidated net sales	352,095	331,301	330,280	123,674	117,729	119,708
Consolidated operating income	6,072	4,333	4,088	1,807	1,401	1,655
Consolidated ordinary income	5,776	4,059	3,887	2,071	1,639	2,015
Net income attributable to owners of parent	3,348	3,261	2,343	1,878	1,409	1,400
Consolidated net income per share (yen)	113.48	103.66	74.48	202.90	151.94	150.88
Dividends per share (yen)	12.0	13.0	15.0	28.0	30.0	30.0

5.       Conditions of the new joint holding company to be established through this share transfer

(1) Name	Not yet determined when this release was prepared
(2) Address	Not yet determined when this release was prepared
(3) Name and title of representative	Not yet determined when this release was prepared
(4) Business description	Management of subsidiaries and other Group companies, and businesses incidental to or related to their management
(5) Capital stock	Not yet determined when this release was prepared
(6) Capital reserve	Not yet determined when this release was prepared
(7) Fiscal year	March 31
(8) Net assets	Not yet determined when this release was prepared
(9) Total assets	Not yet determined when this release was prepared

6.       Summary of accounting associated with this share transfer

The accounting associated with this share transfer corresponds to “acquisition” prescribed in the Accounting Standard for Business Combination. The purchase accounting method is expected to be applied to accounting associated with this share transfer for that reason. With the application of the purchase accounting method, goodwill (or negative goodwill) is forecast to arise in consolidated accounting for the joint holding company. The amount of such goodwill is not yet determined when this release was prepared..

7.       Outlook for the future

JK Holdings and Hashimoto Sogyo Holdings will hereafter jointly discuss management policies, plans, business forecasts and others for the new joint holding company to be established through this share transfer. We will announce these details as soon as they are determined.

The conclusion of the basic agreement on business integration has no effect on the two companies’ operating results for the fiscal year ended March 31, 2017.

Reference data: consolidated operating results for the fiscal year ended March 31, 2017 forecast for the two companies and consolidated operating results for the fiscal year ended March 31, 2016

JK Holdings	Net sales	Operating income	Ordinary income	Net income attributable to owners of parent	Net income per share
Consolidated operating results forecast for the fiscal year ended March 31, 2017	Million yen 340,000	Million yen 4,600	Million yen 4,300	Million yen 2,500	Yen 78.52
Consolidated operating results for the fiscal year ended March 31, 2016	Million yen 330,280	Million yen 4,088	Million yen 3,887	Million yen 2,343	Yen 74.48

Hashimoto Sogyo Holdings	Net Sales	Operating income	Ordinary Shares	Net income attributable to Owners of parent	Net income per share
Consolidated operating results forecast for the fiscal year ended March 31, 2017	Million yen 124,000	Million yen 1,900	Million yen 2,100	Million yen 1,300	Million yen 139.98
Consolidated operating results for the fiscal year ended March 31, 2016	Million yen 119,708	Million yen 1,655	Million yen 2,015	Million yen 1,400	Yen 150.88

End